Exhibit 3.1

Amendment to Bylaws of
American Woodmark Corporation

Effective as of August 21, 2014, the date of the American Woodmark Corporation 2014 annual meeting of shareholders, the first sentence of Article II, Section 2, of the Company’s Bylaws will be amended to read as follows:

“The number of directors of the Corporation shall be ~~nine~~ ten.”